
EyeMask MD
EyeMask MD



Ahmad Tawil · 3rd

Founder & CEO

Dallas, Texas, United States · Contact info

500+ connections

Squid Healthcare

The University of Texas at Austin

Experience

Co-Founder & CEO
Squid Healthcare · Full-time
Nov 2018 – Present · 3 yrs
Dallas, Texas, United States

Founder & CEO
Axelleron
Oct 2018 – Present · 3 yrs 1 mo

Committed to helping pharmaceutical and biotechnology companies empower their teams to collaborate remotely, reduce communication barriers, and react swiftly through the Axelleron platform

Director
Strategy&, part of the PwC network
Aug 2013 – Oct 2018 · 5 yrs 3 mos

Focus on Biotech and Pharma product commercialization with concentration on commercial launch, brand planning, customer engagement, pricing and market access

Senior Manager
Monitor Group/ Deloitte
Jun 2011 – Jan 2013 · 1 yr 8 mos
Greater Boston Area

Projects include establishing a marketing excellence program to support the development of marketing capabilities across a large biotechnology company; developing the commercial strategy and positioning program for a key drug; preparing the post-deal valuation model to maximize the opportunity and clinical potential of an acquired oncology asset

Senior Consultant
GE Healthcare
Apr 2010 – May 2011 · 1 yr 2 mos
Eastern & African Growth Markets

Major clients included: national health authorities and ministries, international and regional healthcare providers....

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Education

The University of Texas at Austin
M.B.A., Management

University of North Texas
M.Sc., Biotechnology

American University of Beirut
B.Sc., Biology